Diguang International Development Co., Ltd.
23 rd Floor, Building A, Galaxy Century Building, No. 3069 Caitian Road,
Futian District, Shenzhen
People’s Republic of China
Post Code: 518026

July 14, 2009

VIA EDGAR AND FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. Gary Todd

Re:	Diguang International Development Co., Ltd. (the “Company”)

Form 10-K for the fiscal year ended December 31, 2008
Filed March 31, 2009
Form 10-Q for the quarterly period ended March 31, 2009
Filed May 15, 2009
File No. 001-33112

Dear Mr. Todd,

We refer to the letter from the Staff of the Securities and Exchange Commission, the “Commission”, dated July 2, 2009 commenting on the Company’s amendment no. 1 to its quarterly report for the first quarter ended March 31, 2009 filed with the SEC on June 25, 2009, the “10-Q/A No. 1”.

We have provided four courtesy copies of 10-Q/A No. 2 to show changes from the 10-Q/A No. 1, along with this response letter for your review.  For your convenience, we have repeated comments from the Staff’s July 2, 2009 letter immediately prior to our response below.

Response letter dated June 25, 2009

1.	As requested in our letter dated June 4, 2009, in connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

-	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

1 | Page

-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company notes the Staff’s comment and respectfully acknowledges that:

(i)
the Company is responsible for the adequacy and accuracy of the disclosure in the filing of amendment no. 1 to the Company’s annual report on Form 10-K filed with the Commission on June 25, 2009, 10-Q/A No. 1 and 10-Q/A No. 2;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings as mentioned in (i) above; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-Q/A for the fiscal quarter ended March 31, 2009

Item 4.  Disclosure Controls and Procedures

(b) Changes in internal control over financial reporting

2.
We see the changes made to your filing in response to prior comment 14 in our letter dated June 4, 2009.  We see that you revised the disclosure to provide management’s assessment of the effectiveness of internal control over financial reporting as of March 31, 2009.  As a smaller reporting company, under Item 4T of Form 10-Q you are only required to furnish the information required by Items 307 and 308T(b) of Regulation S-K.  In this regard, management’s assessment of the effectiveness of internal control over financial reporting is provided on an annual basis in your Form 10-K, as set forth in Item 308T(a) of Regulation S-K.  Please tell us why management’s assessment of the effectiveness of internal control over financial reporting was provided for the interim period and clarify whether an assessment under Item 308T(a) of Regulation S-K was actually performed as of March 31, 2009.

The Company notes the Staff’s comments and respectfully advises that the Company’s management did not perform any assessment of the effectiveness of internal control over financial reporting under Item 308T(a) of Regulation S-K as of March 31, 2009 as this was not required.  In this respect, the Company has revised Item 4T, Part I of its quarterly report on Form 10-Q/A No. 2 as follows:-

2 | Page

“ITEM 4T.  CONTROLS AND PROCEDURES

(a)	Evaluation of disclosure controls and procedures:

 The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its reports under the Securities Exchange Act of 1934, as amended, the “Exchange Act”, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s, the “SEC”, rules and forms, and that such information is accumulated and communicated to the Company’s management, including its chief executive officer, the “CEO”, and chief financial officer, the “CFO”, as appropriate, to allow timely decisions regarding required financial disclosure.

 As of March 31, 2009, the Company’s management including the CEO and CFO concluded that there have been no material changes to the disclosure control and procedures previously discussed in Part II, Item 9A of the Company's Form 10-K/A No. 1 for the year ended December 31, 2008. The Company’s management, including the CEO and CFO, concluded that as of December 31, 2008 the Company's disclosure controls and procedures were not effective because of the material weaknesses described under “Management's Report on Internal Control over Financial Reporting.” In light of the material weaknesses not significantly changed since December 31, 2008, the Company’s management concluded that its disclosure controls and procedures were not effective as of March 31, 2009.

To address these material weaknesses, the Company performed additional analyses and other procedures to ensure that in all material respects, the Company’s financial position, the results of its operations and its cash flows for the period presented in this Amendment No. 2 to Form 10-Q, in conformity with the accounting principles generally accepted in the United States of America, “GAAP”.

(b)	Changes in internal control over financial reporting.

The Company’s management, including CEO and CFO, concluded that there have been no changes to the internal controls over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect internal control over financial reporting.  The Company is in the process of taking the steps necessary for remediation of the material weaknesses identified in previously filed 10-K/A No. 1, and will continue to monitor the effectiveness of these steps.

3 | Page

3.
As a related matter, we note the statement that there have been no “material” changes to the internal control condition…other than the fact that the Company is in the process of taking the steps necessary for remediation of the material weaknesses identified in the previously filed Form 10-K/A.  In future filings, please state clearly whether there were any changes in internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect internal control over financial reporting, as required by Item 308T(b) of Regulation S-K.  If there are any such changes, please describe those changes in reasonable detail and, as applicable, describe the impact on any previously disclosed material weaknesses.

 The Company notes the Staff’s comments and respectfully advises that in future filings, the Company will state clearly if there have been any changes in internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect internal control over financial reporting, as required by Item 308T(b) of Regulation S-K.  If there are any such changes, the Company will describe those changes in reasonable detail and, as applicable, describe the impact on any previously disclosed material weaknesses.

We thank the Staff for its continued courtesies. If the Staff needs any additional information or has further questions, please do not hesitate to contact our Mr. Yi Song, Chief Executive Officer or Mr. Keith Hor, Chief Financial Officer at (86) 755-2655-3580.

Sincerely,

/s/ Yi Song

Yi Song

For and on behalf of
Diguang International Development Co., Ltd.

4 | Page